TITAN GLOBAL HOLDINGS, INC.
44358 Old Warm Springs Boulevard
Fremont, California 94538

May 3, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Inessa Berenbaum, Senior Staff Accountant Dean Suehiro, Senior Staff Accountant Kyle Moffatt, Attorney

Re:	Titan Global Holdings, Inc. Form 10-KSB for Fiscal Year Ended August 31, 2005 Filed January 23, 2006 Forms 10-QSB for Fiscal Quarter Ended November 30, 2005 File No. 0-32847
Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in its letter dated March 23, 2006 relating to the Form 10-KSB for fiscal year ended August 31, 2005 and Forms 10-QSB for fiscal year ended November 30, 2005 of Titan Global Holdings, Inc. ( the "Company"). We respond as follows:

Form 10K-SB for Fiscal Year Ended August 31, 2005

Restatement, page 2

1.
We note that on December 31, 2005 you entered into an agreement with Farwell for the rescission of the stock purchase agreement and as a result have restated your financial statement for the year ended August 31, 2005. In this regard, please tell us why the restatement is appropriate instead of accounting for rescission as of the date you agreed to it. Please refer to your basis in accounting literature.

Response: With respect to our rescission agreement with Farwell, the rescission was entered into to correct mutual mistakes of fact involving the issuance of our 66,000,000 shares. The parties agreed to retroactively rescind the issuance of the shares for the purpose of restoring the parties to their relative positions that they would have occupied had the original share issuance not been made. Based on the reasons and nature of the retroactive rescission, we determined the effect of the rescission was correction of an error in facts that had previously been relied upon in the preparation of the August 31, 2005 financial statements. This mutual mistake is referenced in page two of the filing.

SFAS 154 provides accounting guidance for corrections of an error, such guidance has not changed from the guidance provided in APB 20. SFAS 154 requires restatement of previously issued financial statements to correct an error. This pronouncement further defines restatement as the revising of previously issued financial statements to reflect the correction of an error.

Risks related to the Company’s current financing arrangements, page 23

2.
We note that you are not currently in compliance with your obligation to have a registration statement registering shares of common stock issuable to Laurus. In addition, you state your failure to comply with the Laurus registration obligation constitutes an event of default which entitles Laurus an amount in cash equal to 1% for each thirty day period, on a daily basis, of the original principal amounts of the convertible notes. In this regard, tell us whether you have accrued for this liability. If you have not accrued for this liability, please explain your reasoning, citing accounting literature used. In addition, disclose in the footnotes to your financial statements all information required by SFAS 5.

Response: SFAS 5 establishes parameters as to the accrual and disclosure of gain and loss contingencies. Specifically, this statement indicates that contingent losses should be accrued if it is probable that a loss might occur and the amount of loss can be reasonably estimated. Laurus Master Funds has currently agreed to waive the registration rights penalty referenced in your comment letter. Therefore, it is not probable at this time that a loss might occur.

Additionally, SFAS 5 establishes disclosure requirements to disclose the loss contingency if both of the above conditions are not met and it is a reasonable possibility that a liability was incurred after that date. The current disclosure will be strengthened to clarify the current status of the waiver and the future impact of a change in that status.

Critical Accounting Policies, page 38

3.
You state the “Company has excess capacity in its manufacturing facilities. Currently, the Company is not capitalizing any costs related to this excess capacity as the recoverability of such costs is not certain.” Please tell us what costs you are not capitalizing and your basis in accounting literature for not capitalizing these costs. Also, tell us and disclose why long-lived assets associated with these manufacturing facilities were not impaired under SFAS 144.

4.
Please disclose the estimates and assumptions used to test long-lived assets and intangibles. This disclosure should supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements.

Further, critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative and as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Revise to include sensitivity analysis and other qualitative information that is reasonably available.

For additional guidance, please refer to the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The reference to excess capacity mentioned in this section referred to a temporary reduction in orders that had been experienced by our printed circuit board division during fiscal 2005, which resulted in the plant operating at less than normal capacity. This reduced level of operations was temporary, and has since been restored to normal levels. During the period of reduced operations, overhead rates at normal capacity were utilized in the pricing of inventory to avoid capitalizing any excess inventory costs as a result of the lower production levels. We feel this treatment is consistent with FAS 151.

The long-lived assets associated with these manufacturing facilities were continued to be utilized through out the period. We did not identify the temporary drop in orders as an event or change in circumstances which indicated that an analysis for impairment of such long-lived assets was warranted.

Furthermore, we continually monitor long-lived assets, amortizable intangible assets and goodwill for impairment based on guidance in FAS 144 and FAS 142. Long-lived assets and intangibles are continually monitored as we compare actual performance versus assumptions used in the original valuation and purchase price allocation of the intangible assets. Additionally, if events occur that could result in impairment of these assets, valuations are completed and impairments are appropriately recorded. No such events, as described in paragraph 8 of FAS 144 occurred in the year ended August 31, 2005 to warrant such an assessment. Therefore, we did not consider this to be a critical accounting estimate.

Summary of Significant Accounting Policies: Consolidation Policy, page 48

5.
It appears that Oblio Telecom, Inc. is a variable interest entity in accordance with FIN 46R. As such, tell us how you determined that you are the primary beneficiary and should consolidate Oblio. Please provide us a detailed analysis of FIN 46R for Oblio. In addition, tell us your reason for not purchasing Oblio on your own.

Response: FIN-46R interprets ARB-51 and addresses consolidation of variable interest entities. Variable interest entities refer to a contractual ownership or interest in an entity that changes with the fair value of an entity’s net assets exclusive of variable interests. Titan Global Holdings, Inc. holds 100% of the outstanding stock of Oblio Telecom, Inc. Therefore, Oblio Telecom, Inc. is a wholly-owned subsidiary of Titan Global Holdings, Inc and is appropriately consolidated into its financial statements.

Prior to the rescission agreement between Farwell Equity Partners, LLC and Titan Global Holdings, Inc. referenced in the10K-SB, Farwell Equity Partners, LLC purchased the outstanding stock of Oblio Telecom, Inc. and, in turn, transferred 100% of the outstanding stock of Oblio Telecom, Inc. to Titan Global Holdings, Inc in exchange for 66,000,000 shares of Titan Global Holdings, Inc par value $.001 common stock. As noted in the 10K-SB and separate filings, the transaction between Titan and Farwell was rescinded. The rescission cancelled the stock exchange between Farwell and Titan. However, Farwell acted on behalf of the minority investors and contributed 100% of the outstanding stock of Oblio Telecom, Inc as a capital contribution to Titan Global Holdings, Inc. As a result Oblio Telecom, Inc. is a wholly-owned subsidiary and appropriately consolidated in the financial statements of Titan Global Holdings, Inc. The existing disclosure will be further clarified to reflect that no consideration was exchanged.

Revenue Recognition, page 49

6.
With regard to your prepaid phone cards please tell us and disclose if you recognize revenue on a gross or net basis per EITF 99-19. Provide us with your analysis of EITF 99-19. If you recognize revenue on a gross basis, tell us why recognizing revenue upon the shipment and activation of prepaid cards is appropriate.

Response: Revenues are recognized for prepaid phone cards upon shipment and activation and for prepaid wireless services when activated and are reported net of returns and discounts.  Costs of revenues, which are the costs the Company negotiates  for prepaid phone services, are recorded at the same time corresponding revenues are recognized.

In considering the appropriateness of the Company's revenue recognition, we reference SAB 101, the Q&A on SAB 101, SAB 107 and EITF 99-19.  Based on this literature, the Company's revenue recognition policy is appropriate.  Although the Company is selling "prepaid" phone cards, the Company's obligations (other than those that are inconsequential or perfunctory) are complete.  Once the customer purchases the card, the remaining interaction and providing of services is done with the underlying telecommunications company (ie. a tier one provider such as ATT, Sprint, etc).  The activation actually occurs on the tier one system and is communicated to Oblio.  The actual phone services are provided by the tier one provider.  Based on this, we conclude that the Company has satisfied all conditions for revenue recognition and that no revenue deferral is necessary.

Gross Revenue versus Net Revenue

In considering the appropriateness of the Company's presentation of Oblio revenue gross, we reference the guidance in EITF 99-19:

 Indicators of Gross Revenue Reporting

•
The company is the primary obligor in the arrangement— Although the tier one provider ultimately provides the phone service, this relationship is transparent to the customer.  The primary obligor from the customer's standpoint is Oblio.  This is supported by how the Company markets and packages its prepaid wireless cards.  They are branded with a well established and valuable Oblio-owned brand name.

•
The company has general inventory risk (before customer order is placed or upon customer return) — Generally the Company does not have inventory risk due to the nature of the services provided.  However, the tier one provider doesn't have inventory risk either.

•
The company has latitude in establishing price — The Company can establish its own pricing.  The rate at which it buys time from the tier one providers are fixed and the Company can establish the amount of mark-up based on markets, products, etc.

•
The company changes the product or performs part of the service— The Company's primary role in the service is branding and distributing.  The Company has establish relationships with distributors that put product into more than 60,000 retail establishments.  This is an extremely valuable service in the telecommunications industry where there is no "production" or "packaging".  Telecom services are essentially interchangeable so branding and distribution are key elements of providing the service to the customer.

•
The company has discretion in supplier selection— Although the Company has traditionally concentrated its telecom vendor relationships with its tier one providers in order to get the best pricing, the Company has no contractual obligation to its tier one providers.  In fact, the Company is considering changing its wireline vendor in conjunction with its new wireless service.

•
The company is involved in the determination of product or service specifications —Although the telecom services are unchangeable, the Company does determine many of the service specifications that are important to prepaid card buyers - activation fees, expiration dates, ease-of-use, etc.

•	The company has physical loss inventory risk (after customer order or during shipping) — This is inapplicable for telecom services.

•	The company has credit risk— The Company has credit risk with its distributor customers.

Indicators of Net Revenue Reporting

•	The supplier (not the company) is the primary obligor in the arrangement— See discussion above.

•	The amount the company earns is fixed— The Company is not paid on a transaction or commission basis and its margin is not fixed.

•	The supplier (and not the company) has credit risk— See discussion above.

Based on this analysis, the Company’s gross revenue presentation is appropriate and the financial statements are properly stated. We will specifically disclose that such revenue is recognized on a gross basis.

Mergers and Acquisitions, page 53

7.
We note your reference to the independent valuation expert in regard to the allocation of the purchase price. While you are not required to make reference to the independent valuation, when you do you should also disclose the name of the expert. Your disclosure should explain the methods and significant assumptions used in the valuation. Please revise in future filings.

Response: The reference to the independent valuation firm has been removed and we have added comments to our 10K-SB that reference the methodologies used to value the intangibles.

8.
You state that since MVNO was a new initiative after the fiscal year ended August 31, 2005, Oblio had no amortization of the intangible asset allocated to the MVNO contract of $17.742 Million. Please tell us and disclose more information on the MVNO contract and the assumptions used to value this asset. Refer to your basis in accounting literature.

$17.742 Million of the Oblio purchase price was allocated to the Company’s MVNO contract with a national wireless provider. This contract has a five year term with one year automatic renewal clauses. The contract can be terminated by either party with appropriate notice. As an MVNO, the Company will enter the fast growing wireless segment of the market with its new product line Bravo Cellular. The value of the MVNO contract was developed using a discounted cash flow analysis based on projections of sales of our wireless product over the next five years, the period of the contract, and related costs to be incurred assuming our contract was in place, and assuming additional costs if the contract were not in place and we were operating as a reseller. The resultant difference of the two discounted cash flow projections provided the basis for the valuation of the MVNO contract. Assumptions used in our projections were as follows:

•
Net Revenue growth from MVNO contract was included based on management’s projections of potential market penetration with existing distribution channels. This initial sales baseline was increased in following years on a percentage basis to reflect annual growth from existing customers and additional market penetration.

•
Cost of Sales was projected at contractual levels included in the Company’s MVNO contract with a tier one provider. These contractual levels include costs associated with being a re-seller of wireless minutes and the applicable regulatory costs.

•	Projected cash flow stream was discounted at an estimated 16% to compute the present value of the future cash flows.

We did not begin amortization of the MVNO until commencement date of the related contract, which was defined in the contract as the “In Service Date”, which occurred on September 15, 2005. The MVNO contract is for a period of five years. The related MVNO intangible asset is being amortized over the contractual period as reflected in our 10Q for the period ended November 30, 2005. We will perform an analysis for impairment at least annually.

10K-SB and 10Q-SB disclosures will be amended to reflect method of valuation the MVNO contract.

Loans and Notes Payable, page 57 and Laurus Loans, page 57

9.
Please tell us how you applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the secured convertible term note issued to Laurus is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133.

Response: We reviewed our debt instruments, registration rights agreements and warrants with Laurus with respect matters outlined in FAS 133 and EITF Issue 00-19. We are currently completing a valuation analysis of the potential embedded derivatives contained in the Laurus agreement. If the valuation analysis identifies a material change to the financial statements of the Company, we will restate financial statements to comply with provisions of FAS 133 and EITF Issue 00-19.

CapitalSource Loans, page 61

10.
We refer to your statement that the fair value of the 63,750,000 shares of stock of $14,312,000 was capitalized loan fees and are being amortized over the fifteen month life of Term Note B. Tell us where this is recorded in your financial statements. If this relates to the 66,000,000 shares rescinded per the restatement, please revise or advise.

Response: The capitalized loan fees of $14,312,000 were recorded for the issuance of the stock for the Farwell Equity Partners, LLC. The effect of this entry was appropriately reversed upon the rescission of that agreement. We have adjusted the 10-KSB to reflect this rescission.

Other Loans, page 63

11.
We note that on August 12, 2005 you entered into an 18-month promissory note in the amount of $2,500. You also state in your form 10-KSB that certain events of default related to this note occurred subsequent to year-end and have been waived by the holders. In this regard, tell us whether you have classified this note a current or long-term in your form 10-Q for the fiscal quarter ended November 30, 2005. If you classified as long-terrm, please explain. Refer to your basis in accounting literature.

Response: The promissory note due to sellers of $2,500 is due and payable in February 2007. Thus, it is appropriately classified as a long-term liability in the 10K-SB for the period ended August 31, 2005 and the 10Q-SB for the period ended November 30, 2005. The default provisions were waived by the makers and the principal amount did not accelerate.

Commitments and Contingencies, page 67 and Contingencies, page 68

12.
We note your statement that you believe that you do not have any material asset retirement obligations or environmental remediation liabilities related to leased manufacturing facilities. You also state that due to your lack of experience with facility closures and related asset retirements, you are unable to estimate an asset retirement obligation. It appears to us that these two statements contradict each other. Please explain and revise your disclosure.

Response: The statements regarding the asset retirement obligations will be clarified by removing the language relating to an inability to estimate the obligation.

Stockholder’s Equity, page 68

13.
We note that adjustment #1 is for $160,000 and your explanation states that the Company received $667,000 during the fiscal year ended August 31, 2004 and offset the value of these warrants as financing costs related to the offering. Please tell us in detail, citing the appropriate accounting literature, how you accounted for this transaction. Also tell us why $507,000 was recorded as deferred compensation. Please provide us with the journal entries used.

Response: This transaction was entered into by the Company in July 2003. The Company issued warrants to SBI Securities in conjunction with an investment advisory consulting agreement with SBI (see Exhibits 10.49 and 10.57 to SB-2 filed July 31, 2003). The services under this agreement included “the introduction of the Company to the financial, brokerage, and private equity communities.” The intention of the transaction was for SBI, a registered broker-dealer, to resell the common shares underlying the warrants to its institutional or retail clients. The warrant exercise price was approximately 50% of the then fair value of the underlying common stock thereby ensuring SBI an adequate mark-up on the shares. Therefore, the fair value of these warrants was recorded as a deferred stock issuance costs (reflected as “deferred compensation” as an equity offset in the financial statements) and additional paid in capital upon issuance. These costs were deferred in conjunction with SAB Topic 5A. When SBI exercised the warrants in FY04 and paid the exercise price, the Company considered the private placement to be complete. Therefore, the Company offset the deferred stock issuance costs against the proceeds. The following summarizes the accounting entries for the referenced transactions.

At the time of issuance, the warrants were reflected on the balance sheet as follows:

Deferred compensation	$507,000
APIC		$507,000

As $75,000 cash was collected in fiscal year ended August 31, 2003 with respect to partial exercise of the warrants and contributed to the Company, the following entry was recorded:

Cash	$75,000
Common stock/ APIC		$75,000

During the Company’s fiscal year ended August 31, 2004, an additional $667,000 cash was collected with respect to the exercise of the remaining warrants and the deferred stock issuance costs were offset against the proceeds. The entry to reflect this was recorded as follows:

Cash	$667,000
Deferred compensation		$507,000
Common stock/ APIC		$160,000

As you can see, the net impact of these entries was as follows as of August 31, 2004:

Cash	$742,000
Common stock/ APIC		$742,000

14.
Your adjustment #4 states that on July 29, 2003, Irrevocable Children’s Trust (ITC), the Company’s largest shareholder, issued 1,000,000 warrants to purchase shares of common stock owned by ITC at $.50 per share to each Mr. Bob Ciri and Mr. Andrew Glashow as part of employment agreements to serve as your CEO and President, respectively. The fair value of the options was amortized and expensed over the term of the employment contracts. Given that the warrants were issued by ITC, please tell us why you recorded these warrants on your financial statements and include in your response references to the appropriate accounting literature. In addition, provide us with your journal entries for this entire transaction, including your repurchase of $50,000.

Response: Adjustment #4 referenced above reflects a principal shareholder acting on behalf of the Company. We believe that such a transaction is similar to those described in AICPA Interpretation 1 to Opinion 25 in which a principal stockholder establishes or finances a stock option, purchase or award plan for one or more employees of the company. Interpretation 1 states that "if a principal stockholder's intention is to enhance or maintain the value of his investment by entering into such an arrangement, the corporation is implicitly benefiting from the plan by retention of, and possibly improved performance by, the employee. Additionally, SAB Topic 1.B indicates that the separate financial statements of a subsidiary should reflect any costs of its operations which are incurred by the parent on its behalf. In this case, the benefits to a principal stockholder and to the corporation are generally impossible to separate. Similarly, it is virtually impossible to separate a principal stockholder's personal satisfaction from the benefit to the corporation." As a result, Interpretation 1 requires the company to account for such a transaction as if it were a compensatory plan adopted by the company, with an offsetting contribution to capital, unless: (1) the stockholder's relationship to the employee would normally result in generosity, (2) the stockholder has an obligation to the employee which is unrelated to employment, or (3) the company clearly does not benefit from the transaction. As such, ICT did not have a relationship with Mr. Ciri and Mr. Glashow that would warrant such generosity and ICT had no obligations to Mr. Ciri or Mr. Glashow. Finally, the Company benefited from the actions of ICT as we were released from liabilities arising from the employment agreements of Mr. Ciri and Mr. Glashow.

Statement 57, paragraph 24e, defines principal owners as "owners of record or known beneficial owners of more than 10 percent of the voting interests of the enterprise." ICT qualifies as a principal owner as it is the largest shareholder which holds greater than 10% of the outstanding stock.

Form 10Q-SB for the Fiscal Quarter Ended November, 30 2005

Note 5 CapitalSource Default

15.	Please tell us if you are accruing the $6,500 per day non-compliance fee. If not, tell us why and refer to your basis in accounting literature.

Response: CapitalSource has waived the $6500 per day non-compliance fee. In accordance with SFAS 5, no contingent liability needs to be recorded at this time.

Operating Expenses, page 18

16.
We note that the increase in general and administrative expenses was due in major part to the amortization incurred by your Oblio division regarding the intangible assets acquired. We believe that the caption “cost of sales” and “gross profit” that excludes depreciation and amortization directly attributed to the generation of revenue inappropriately reports a figure for income before depreciation and amortization. Please revise your presentation to either reclassify the applicable depreciation and amortization to cost of sales or remove the caption gross margin and indicate the amount of applicable depreciation and amortization that is excluded from cost of sales.

Response: We will revise presentation accordingly by removing the “gross margin caption” And we will disclose that depreciation and amortization are included in general and administrative expenses.

Should you have any further questions, please do not hesitate to contact the undersigned at (972) 470-9100.

Very truly yours, /s/ Bryan Chance Bryan Chance Chief Financial Officer